EXHIBIT 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Nine months ended September	Year Ended December 31
	30, 2008	2007	2006	2005	2004	2003
Earnings available for fixed charges:
Income from continuing operations
before income taxes and minority interest	$2,070	$3,460	$3,199	$1,997	$990	$639
Add:
Distributed earnings from equity in
unconsolidated affiliates	22	43	28	34	30	10
Fixed charges	154	208	224	248	266	173
Subtotal	2,246	3,711	3,451	2,279	1,286	822
Less:
Equity in earnings (losses) of
unconsolidated affiliates	42	57	65	42	47	(3)
Total earnings available for fixed charges	$2,204	$3,654	$3,386	$2,237	$1,239	$825

Fixed charges:
Interest expense	$112	$154	$165	$196	$220	$131
Rental expense representative of interest	42	54	59	52	46	42
Total fixed charges	$154	$208	$224	$248	$266	$173

Ratio of earnings to fixed charges	14.3	17.6	15.1	9.0	4.7	4.8

All periods presented reflect the reclassification of KBR, Inc. to discontinued operations.